GAIA REMEDIES, INC.
13140 70th Lane NE
Kirkland, WA 98034
(425) 224-2471

August 24, 2011

United States Securities
and Exchange Commission

Attention:	Mara L. Ransom
James Allegretto

Re:	Gaia Remedies, Inc.
Registration Statement on Form S-1
Filed June 15, 2011
File No. 333-1174894

Dear Sirs/Mesdames:

Below are the responses to the comments in your letter to the Company dated August 9, 2011.

Description of Business, page 19

1.
We note your revisions in response to comment nine in our letter dated July 14, 2011. We reissue the part of that comment asking you to provide source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your document.

We have noted your comment and provide source materials and responses in attached Schedule A.

Management's Discussion and Analysis of Financial Condition and Results..., page 29

Plan of Operation, page 29

2.
We note your revisions in response to comment 13 in our letter dated July 14, 2011. The table at the bottom of page 29 detailing the costs needed to implement your plan of operations shows total budgeted costs of $30,000; however, the sentence immediately above this table states that total costs to implement your plan of operations will only be $28,000. Please revise to present a consistent estimated cost to implement your plan of operations.

We have noted your comment and revised the disclosure.

United States Securities and Exchange Commission
August 24, 2011

3.
We have reviewed your revisions in response to comment 14 in our letter dated July 14, 2011. As previously requested, please explain in more detail what you need to do to accomplish each item listed, including clarifying any progress you have made thus far on these items. If you have not started working on any of these items to date, please state this.

We have noted your comment and revised the disclosure.

Exhibit Index, page 11-3

4.	Please be advised that you must file an updated, timely consent prior to the effectiveness of this registration statement.

Duly noted.

Undertakings, page 11-4

5.	We note your response to comment 18 in our letter dated July 14, 2011 and we reissue that comment. Please revise your filing to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

We have noted your comment and revised the disclosure.

The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Gaia Remedies, Inc.

/s/ Peter P. Hedly
Peter P. Hedly, President and CEO

Schedule A

Forrester Research press release

1.
Set out below is the March 8, 2010 Forrester Research press release referenced in the first paragraph of Industry Overview under Description of Business in the prospectus. The portions relied upon are bolded and underlined.

2.	The press release is publicly available on the Internet without cost to the investor.

3.	We did not commission the press release.

Forrester Research

Press Releases

FOR IMMEDIATE RELEASE

Forrester Forecast: Double-Digit Growth For Online Retail in The US And Western Europe

Cambridge, Mass., March 8, 2010... Despite entering a more mature phase in its evolution, online retail in both the US and Western Europe remains poised for a robust period of double-digit growth over the next five years, according to two new forecasts by Forrester Research Inc. (Nasdaq: FORR). US online retail will grow at a 10 percent compound annual growth rate (CAGR) over the next five years to reach nearly $249 billion by 2014. Online retail within the largest European Union nations in Western Europe will grow at an 11 percent CAGR over the same period, hitting €114 billion by 2014. The top-line forecasts are available to Forrester RoleViewTM clients; subscribers to Forrester's ForecastView receive more-detailed forecast data.

"Much of the overall retail sector's growth in both the US and the EU over the next five years will come from the Internet," said Forrester' Research Vice President and Principal Analyst Sucharita Mulpuru. "To maximize that growth, eBusiness professionals will have to help enable a multichannel strategy that responds to consumers' increased desire to hop between the offline and online worlds and their increasing mobile and social behaviors. The retail innovators over the next five years will demonstrate customer enablement across all touchpoints, not just via a PC-based Web browser."

Despite consumers' increasing use of the Web to research products before purchasing, most retailers fall short on offering a seamless cross-channel experience. According to Forrester's data, while 82 percent of US online consumers are satisfied with buying experiences that began and ended in a store, satisfaction drops to 61 percent for consumers who began their research online and purchased in a store.

The Forrester online retail forecasts for the US and the EU include business-to-consumer sales excluding auto, travel, and prescription drugs. The European Union forecast encompasses 17 Western European nations and includes a country-by-country breakdown of online retail across the seven largest markets: France, Germany, Italy, the Netherlands, Spain, Sweden, and the UK. Highlights include:

US Online Retail Forecast, 2009-2014

•	In the US, Web shopping will account for 8 percent of total retail sales by 2014.
•
Three product categories dominate online retail: apparel, footwear, and accessories; consumer electronics; and consumer hardware, software, and peripherals. Together, those categories represent more than 40 percent of total online retail sales in the US.

•	By 2014, 53 percent of total retail sales in the US will be influenced by eCommerce as consumers increasingly use the Internet to research products before purchasing.

Western European Online Retail Forecast, 2009-2014

•
Increased online tenure, improved access, and greater promotion by retailers will drive the number of online shoppers in Europe from 141 million in 2009 to 190 million by 2014. The average spend per online shopper will rise from €483 in 2009 to €601 in 2014.

•	Books, event tickets, and clothing are the top three categories purchased online in the majority of Western Europe.
•	Among the three largest EU markets, online retail will grow at a 10 percent CAGR over the next five years in the UK; 9 percent in Germany; and 13 percent in France.

"There is a clear divide between the countries of Northern and Southern Europe regarding online retail adoption," said Forrester Research Vice President and Research Director Patti Freeman Evans . "While nearly half of UK residents regularly make a purchase online, a mere 10 percent of online Spaniards and 11 percent of online Italians do so today. Still, with compound annual growth rates approaching 20 percent in markets like Spain, emerging European eCommerce markets are poised for a vigorous period of growth."

American Pet Products Association (“APPA”) March 17, 2011 press release

1.
Set out below is the March 17, 2011 APPA press release referenced in the second and third paragraphs of Industry Overview under Description of Business in the prospectus. The portions relied upon are bolded and underlined.

2.	The press release is publicly available on the Internet without cost to the investor.

3.	We did not commission the press release.

FOR IMMEDIATE RELEASE

Contact: Tierra Bonaldi or Jamie Brant
The Impetus Agency
775-322-4022
jamie@theimpetusagency.com

Pet Industry Spending Expected to Exceed $50 Billion in 2011
- The American Pet Products Association (APPA) Releases
2010 Pet Industry Spending Figures That Top $48 Billion and
Forecasts Continued Growth Through 2011 -

(Greenwich, CT—March 17, 2011) – Pet owners are buying more than bare necessities when it comes to their pets. In fact, according to the industry’s leading trade association’s spending figures, they are willing to pay almost any price when it comes to caring for their pets.

The American Pet Products Association (APPA) just released the annual comprehensive review of spending data and reports, which shows overall spending in the pet industry (including food, supplies/OTC medications, veterinary care, live animal purchases and other services such as grooming, boarding, and pet sitting) grew by 6.2% from $45.53 billion in 2009 to a little over $48 billion in 2010, with only sales of live animals declining slightly from 2009.

The pet industry continues to show resilience despite the economic crisis and APPA is even projecting a 5.1% increase in spending to exceed $50 billion dollars in the coming year. Health-care related pet spending continues to show the greatest growth within the pet industry with spending on veterinary care growing by 8.1% growth from 2009. Pet owners are becoming even more aware of their pet’s health, often being proactive with regard to veterinarian care and using specialty formula foods, supplements, as well as advanced, and at times, costly treatment options to ensure their pet remains healthy. Of all categories, veterinary care has the largest anticipated growth at 8.5% that would result in an estimated $14.11 billion in spending in 2011. Pet services is another category that has experienced sustained and diversified growth in response to the increasing demands pet owners face in their every day lives. High-end grooming, luxury pet hotels and specialized daycare centers are fueling new growth in the high-end demographic of pet owners. Pet owners are choosing to take their pets with them whenever possible, but if they have to leave their pet behind, they want to pamper and spoil them. The service category has more than doubled in the past decade and accounted for $3.51 billion spent in 2010. Supplies and over-the-counter medications showed steady although slower than anticipated growth in 2010 at 5%.

Here’s a look at how the costs breakdown.

APPA President, Bob Vetere says that veterinary and health related services are growing at a fast rate because pet owners are treating their pets as they would their children. Highest quality nutrition, healthcare, and preventative maintenance for pets means they are living longer and happier lives.

“Pet owners are searching for more ways to enhance their pets’ lives with products and services similar to those that humans enjoy,” said Vetere. “And the industry has answered that call with a more diverse array of offerings than ever.”

Vetere said, “Pet owners aren’t just looking to provide a home for their pets, they are investing in their pets’ quality of life. Often times they do this at their own expense, cutting personal expenses, but not those affecting their faithful companions.” When considering the pet industry exceeded 2010 forecasts despite tough economic times, APPA projects continued growth in 2011 with spending surpassing $50 billion for the first time. “The pet industry continues to demonstrate similarities to other major industries, particularly the baby industry, in that more and more products are introduced each year in response to consumer demand. It seems many pet owners have accepted that their pets are like children and they enjoy indulging their pet more than ever. It is easier for pet owners to spend on their pets than other relationships in their lives because pets have no expectations,” said Vetere.

A huge area of potential growth is in pet insurance, which is included in veterinary care figures. With improved policies that include more conditions, even at increased premiums, pet insurance will become more attractive for pet owners and more lucrative for insurance carriers and veterinary hospitals.

“An ever present interest in technology, increased efforts in research for pet healthcare and a steady interest from entrepreneurs and investors in the pet industry, is going to translate into tremendous growth. Pet owners are hungry for the next big thing, and will continue to shower their pets with purchases intended to make life easier for pets and their owners,” said Vetere.

American Pet Products Association (“APPA”) April 5, 2011 press release

1.
Set out below is the April 5, 2011 APPA press release referenced in the fourth paragraph of Industry Overview under Description of Business in the prospectus. The portions relied upon are bolded and underlined.

2.	The press release is publicly available on the Internet without cost to the investor.

3.	We did not commission the press release.

FOR IMMEDIATE RELEASE

Contact: Jamie Brant, Tierra Bonaldi
The Impetus Agency 775-322-4022
jamie@theimpetusagency.com

New Survey Reveals Pet Ownership at its Highest Level in Two Decades and Pet Owners Are Willing To Pay When It Comes To Pet’s Health
- American Pet Products Association (APPA) releases the 2011-2012 National Pet Owners Survey, the most comprehensive consumer research providing insight on demographics, buying habits, and other traits of U.S. owners of dogs, cats, fish, birds, equine, reptiles, and small animals. -

(GREENWICH, Conn.) – Pets are living longer and healthier lives thanks to pet owners’ willingness to provide veterinary care, specialty foods, supplements and alternative treatment options. In fact, more than one-half of dog and cat owners report they would leap into action for an injured pet. Pet health insurance continues to be an area of growth as pet owners seek additional ways to ensure their pet’s well-being. According to the American Pet Products Association’s (APPA) new 2011-2012 National Pet Owners Survey, the number of U.S. households that own a pet has increased by 2.1% to an all time high of 72.9 million.

Since the inception of the APPA National Pet Owners Survey in 1988, dogs and cats have accounted for nearly three-quarters of all households that own a pet. The actual number of pet owning households is significantly higher than it was 20 years ago, as is the overall number of U.S. households. While the actual number of households owning any type of pet has increased in the past 20 years, the proportion of ownership has remained relatively stable.

Both the number of pet owning households and those with multiple pets have contributed to the overall rise in total pet ownership. According to the Survey, there are more than 78 million dogs, 86.4 million cats, 151.1 million freshwater fish, 8.61 million saltwater fish, 16.2 million birds, 16 million small animals, 13 million reptiles and 7.9 million equines owned in the U.S. Approximately four-out-of-ten pet owning households in the U.S. are multiple pet owners.

“Although the economy has been a major factor for many industries, the pet industry continues to see unprecedented growth and diversity. The Survey reveals pet owners are willing to spend money on their pets despite a downturn in the economy,” said Bob Vetere, president of APPA. “More products and services are available than ever to assist in responsibly caring for a pet, so it is becoming increasingly easier to add another pet to your household.”

Below are just a few interesting facts pulled from the extensive Survey that tracks hundreds of pet ownership trends:

Benefits and Drawbacks of Owning Pets

The survey shows that pet owners are extremely consistent with attributes they consider beneficial to pet ownership. The top benefit of dog, cat, bird, small animal, and equine ownership remains companionship/love/company/affection. There’s also a significant gain in the percentage of dog owners stating relaxation/relieves stress and walking/jogging/exercise as a benefit of ownership. Fish are loved for their appearance and being fun to watch and for offering their owners relaxation/stress relieving benefits. Reptile owners reported the two principal benefits associated with reptile ownership as being quiet and fun to watch and have in the household.

Amount Spent on Pets in the Past 12 Months

Excluding equines, dog owners spent the most to purchase their pet at $364, which is significantly more than the price reported in 2008 ($121). The increased price of pure breed dogs is definitely a contributing factor in this increase. The greatest expenses for dog and cat owners are food, kennel/boarding, routine veterinary visits and surgical veterinary visits. The greatest expenses for freshwater fish owners are ponds and expenses associated with owning them. Saltwater fish owners spend the most each year on aquariums, aquarium stands and other supplies. The greatest costs associated with owning a bird are cages, routine veterinary visits and surgical veterinary visits. Owners of small animals and reptiles paid the most for food, other supplies and routine veterinary visits. The greatest expenses for equines are trainers/exercisers, farriers, routine veterinary visits and surgical veterinary visits. There are some estimates that project pet owners spend an average of $11,000 per pet during its lifetime, even in times of recession.

Pet Obesity and Food

The use of specialty formulated food for dogs notes significant declines in 2010 (to 53% from 67%). Cat owners using a specially formulated food are down only slightly (to 60% from 62%). The percentage of dogs considered overweight by their veterinarian is 12%. Based on the total number of dogs in the U.S., that equals 9.4 million overweight dogs versus 10 million dogs in 2008. Among cat owners, there is a significant decline in the percentage considered overweight (to 14% from 21%), which translates to 12.1 million cats down from 19.6 million cats in 2008. Fewer overweight cats may be related to a decrease among those eating a special diet (to 9% from 14%). There is a gain in the percentage of birds considered malnourished or overweight to 1% from 0.3% in 2008. However birds on a special diet doubled.

Caring for a Pet’s Health

APPA projects that this year pet owners are expected to spend $12.2 billion for veterinary care, up from $11 billion last year and $8.2 billion five years ago. Bird owners reported the same number of visits as last year (2.0), but spent significantly more on surgical visits ($190 up from $55). Owners also took their cats to the veterinarian more often in 2010 (2.4) than in 2008 (2.1) and spent an average of $423 on surgical veterinary visits as compared to $278 in 2008. The average number of times a dog has been taken to the veterinarian in the past 12 months is almost three (2.7), which is nearly identical to the number of visits in 2008 (2.8). Interestingly, only 5% of dogs have been given a homeopathic remedy.

Pet Travel

While most pet owners will ask family, friends or neighbors to come to their home to care for their pets when they are traveling, an increased number will bring their pet along. Almost a quarter of owners reported they took their dog with them in the car when they traveled for at least two nights. Additionally, 4% of bird owners, 3% of small animals, and 2% of reptile and cat owners respectively travelled with their pet in the car. Unchanged since 2008, 3% of dog owners have taken their dog to work with them, an average of 22 times, up from 17 times in 2008. Based on the number of dog owners (46.3 million), approximately 1.4 million dog owners are taking their pet to work.

Training Devices

The percentage of dog owners currently using some type of training device or service to train their dog continues to increase while the percentage of cat owners using a training device or service has remained relatively stable. Approximately one-half of dog owners (48%) continue to use treats as a way to train their dog, versus 12% of cat owners using treats as a reward. One-out-of-ten dog owners also used an unspecified “other” device as a training method, as well as professional training, training books and videos and bitter apple.

What Pet Owners Would Do Upon the Death of Their Pet

Upon the death of their pet, two-to-four-out-of-ten owners (with the exception of equines) would buy something to either memorialize or bury their pet. Specifically, almost all equine owners reported they would do something; usually have their horse buried at a farm. More dog owners (18%) would buy an urn than cat owners (12%), bird owners (6%) or small animal or reptile owners (3% each). Less than 4% of pet owners would purchase a headstone. Among dog owners, the current percentage who said they would get another pet of the same type notes a significant increase (to 39% from 34%) over 2008.

Disaster Preparedness

In the 2011-2012 APPA Survey, pet owners were asked what they would do with their pets if they were faced with a disaster situation. For most species, the majority of owners would take their pet with them. In the event a pet owner would have to choose between their dog’s or cat’s medical treatment and their own, 16% of dog owners and 13% of cat owners stated their pet’s medical treatment would take priority over their own treatment.

Gifts For Pets

The percentage of pet owners who purchased gifts for their pet in 2010 is practically parallel to what was reported in 2008. In spite of conservative consumer spending on themselves or other people, pets do not appear to be “victims” in the current economic climate. In contrast, pets appear to be the winners in these tough economic times. As a result of dog owners spending more money per gift, there is a 30% gain in dollars spent on dog gifts (to $73 million from $56 million dollars). Gifts are typically purchased for no special occasion but dogs, cats, birds and small animals are more likely to also receive a gift for Christmas. Additionally, the Survey reports 9% of dog owners and 4% of cat owners have held a holiday or birthday party for their pet.

Economy and Pets

For the first time, the Survey asked respondents if the economy influenced pet ownership in any way. The majority of pet owners reported that the economy hadn’t affected their decision to own a pet, in fact, anywhere from 2% to 5% of pet owners reported spending more money on their pet than in previous years. It was reported, however, that 18% of non pet owners surveyed stated they did not get a pet because of the economy. These respondents are more likely to reside in the Northeast region.

Demographics

The Survey also profiles who the pet owners are and where they live in the U.S. Pet owning households are more apt to be defined as traditional families (76%) than the U.S. population (68%). Pet owners are also younger than the total U.S. population as a whole and significantly more pet owners are married (63%) compared to the rest of the population (55%). Approximately one-quarter of the U.S. population and all pet owners live in rural, small towns, as do specific species owners.

Primary Shopper for Pet Products

Unchanged since previous Surveys is the finding that at least three-quarters of primary shoppers for pet products are female. However, men reported spending more money on gifts for pets than women. The average age of the primary shopper for pet products remains 47 years-old.

Additional Trends to Note

In addition to the information provided in The Survey, APPA has noted additional trends in the pet marketplace that may affect pet ownership growth including: the total pet population continues to grow but at a slower pace; the pet industry continues to perform as recession resistant and show resilience both after September 11th and after the economic crisis throughout 2010; pet food trends mimic human food and diet trends; health and wellness focused pet products and services including pet insurance represent one of the most powerful current trends in the pet industry; pets are replacing children, so owners are even more willing to purchase products to satisfy and spoil pets; specialized pet services such as high end grooming and daycare are projected to grow as owners continue to work; research indicates that Black and Hispanic segments are the fastest growing U.S. demographic, but have lower than average incidence of pet ownership.

The complete 2011-2012 National Pet Owners Survey includes more than 500 pages of trended information on pets covering the past two decades. The Survey will be available for purchase online at www.americanpetproducts.org.

American Pet Products Association (“APPA”) Industry Statistics and Trends

1.
Set out below is the Industry Statistics and Trends portion of the APPA website, referenced in the fourth paragraph of Industry Overview under Description of Business in the prospectus. The portions relied upon are bolded and underlined.

2.	The website information is publicly available on the Internet without cost to the investor.

3.	We did not commission this material.

Industry Statistics & Trends

PET OWNERSHIP

•	According to the 2011-2012 APPA National Pet Owners Survey, 62% of U.S. households own a pet, which equates to 72.9 millions homes

•	In 1988, the first year the survey was conducted, 56% of U.S. households owned a pet as compared to 62% in 2008

Breakdown of pet ownership in the U.S. according to the 2011-2012 APPA National Pet Owners Survey

Number of U.S. Households that Own a Pet (millions)

Bird 5.7
Cat 38.9
Dog 46.3
Equine 2.4
Freshwater Fish 11.9
Saltwater Fish 0.7
Reptile 4.6
Small Animal 5.0

Total Number of Pets Owned in the U.S. (millions)

Bird 16.2
Cat 86.4
Dog 78.2
Equine 7.9
Freshwater Fish 151.1
Saltwater Fish 8.61
Reptile 13.0
Small Animal 16.0

* Ownership statistics are gathered from APPA’s 2011-2012 National Pet Owners Survey